UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-16661

PITNEY BOWES CREDIT CORPORATION

(Exact name of registrant as specified in its charter)

27 Waterview Drive
Shelton, CT 06484
(203) 922-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

1. 5.65% Notes due January 15, 2003
2. 8.80% Notes due February 15, 2003
3. Floating Rate Medium Term Notes, Series D due June 8, 2004
4. 8 5/8% Notes Due 2008
5. 9 1/4% Notes due June 15, 2008
6. 5.75% Notes due 2008
7. 8.55% Notes due September 15, 2009

(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a) (1) (i)	☒	Rule 12h-3(b) (1) (i)	☒
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☐	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: See Below
Class of Security	Number of Holders of Record
5.65% Notes due January 15, 2003	106
8.80% Notes due February 15, 2003	76
Floating Rate Medium Term Notes, Series D due June 8, 2004	1
8 5/8% Notes Due 2008	68
9 1/4% Notes due June 15, 2008	34
5.75% Notes due 2008	82
8.55% Notes due September 15, 2009	50
     Pursuant to the requirements of the Securities Exchange Act of 1934 PITNEY BOWES CREDIT CORPORATION has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:  October 23, 2002
By: /s/ Dessa Bokides Name: Dessa Bokides Title: Vice President and Treasurer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an office of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.